Mail Stop 4561

July 26, 2007

Mr. Adam Wasserman
Chief Financial Officer
Genesis Technology Group, Inc.
7900 Glades Road, Suite 420
Boca Raton, FL 33434

> **Re: Genesis Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2006**
> **Form 10-QSB for the quarterly period ended December 31, 2006**
> **File No. 333-86347**

Dear Mr. Wasserman:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief